UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Akari Therapeutics, Plc

(Name of Issuer)

Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

00972G207

(CUSIP Number)

Gary Emmanuel, Esquire

Win Rutherfurd, Esquire

Greenberg Traurig, LLP

One Vanderbilt Avenue

New York, NY 10017

+1 212 801 9337

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 1, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00972G207	SC 13D/A	Page 2 of 7 Pages

1.	Names of Reporting Persons. Ray Prudo, M.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,636,271,200
	8.	Shared Voting Power 3,484,957,900
	9.	Sole Dispositive Power 2,636,271,200
	10.	Shared Dispositive Power 3,484,957,900
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,484,957,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.4%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00972G207	SC 13D/A	Page 3 of 7 Pages

1.	Names of Reporting Persons. RPC Pharma Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Malta
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 809,977,100
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 809,977,100
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 809,977,100
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.1%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 00972G207	SC 13D/A	Page 4 of 7 Pages

1.	Names of Reporting Persons. Praxis Trustees Limited As trustee of The Sonic Healthcare Holding Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Guernsey
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 38,709,600
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 38,709,600
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,709,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person (See Instructions) OO

Introduction

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) amends and supplements where indicated the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on September 29, 2015 and amended on October 26, 2017, March 30, 2020, October 18, 2021, January 14, 2022, April 14, 2023 and October 20, 2023, respectively (collectively, the “Prior Schedule 13D”) by and on behalf of RPC Pharma Limited, a Maltese corporation (“RPC”), Ray Prudo, M.D., a citizen of Canada (“Dr. Prudo”) and Praxis Trustees Limited As trustee of The Sonic Healthcare Holding Company (“Praxis,” and together with RPC, and Dr. Prudo, the “Prior Reporting Persons”), and relates to the ordinary shares, par value $0.0001 (“Ordinary Shares”) of Akari Therapeutics, Plc, a public limited company formed under the laws of England and Wales (the “Issuer”). The Issuer's American Depositary Shares, each representing 2,000 Ordinary Shares (the "ADSs"), have been registered on a registration statement on Form F-6 (File No. 333-185197), as supplemented (File Nos. 333-234213, 333-262049 and 333-185197), and trade on the Nasdaq Capital Market under the symbol "AKTX."

Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Prior Schedule 13D. This Amendment No. 7 amends and supplements the Prior Schedule 13D as specifically set forth herein. Except as set forth below, all previous Items in the Prior Schedule 13D remain unchanged.

This Amendment No. 7 is being filed to amend Items 3, 4 and 5 as set forth below and to update the number of shares of Ordinary Shares beneficially held by the Reporting Persons as a result of the transaction described below.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Prior Schedule 13D is hereby supplemented by adding the following paragraph:

On December 29, 2023, pursuant to a private placement offering (the “December 2023 PIPE”) of 947,868 of the Issuer’s ADSs, Dr. Prudo purchased 473,934 ADSs (representing 947,868,000 Ordinary Shares) at a price of $2.11 per ADS. The funds used by Dr. Prudo to acquire the ADSs were from his personal funds.

Item 4. Purpose of Transaction.

Item 4 of the Prior Schedule 13D is hereby supplemented by adding the following paragraph:

On December 29, 2023, Dr. Prudo purchased 473,934 ADSs in the December 2023 PIPE described above.

Item 5. Interest in Securities of the Issuer.

(a) In his individual capacity, Dr. Prudo beneficially owns the 3,484,957,900 Ordinary Shares (inclusive of 304,690,600 and 9,210,500 Ordinary Shares issuable upon exercise of warrants held by Dr. Prudo and RPC Pharma, respectively) reported on the first cover page, which represents approximately 26.4% of the Issuer’s Ordinary Shares. RPC beneficially owns the 809,977,100 Ordinary Shares (inclusive of 9,210,500 Ordinary Shares issuable upon exercise of warrants) reported on the second cover page, which represents approximately 6.1% of the Issuer’s Ordinary Shares. Voting and investment decisions with respect to such shares are controlled by Dr. Prudo. Praxis beneficially owns the 38,709,600 Ordinary Shares reported on the third cover page, which represents approximately 0.3% of the Issuer’s Ordinary Shares. Voting and investment decisions with respect to such shares are controlled by Dr. Prudo. The percentage of beneficial ownership reported on the Reporting Persons’ cover pages to this Amendment No. 7 is based on (i) 11,305,953,523 Ordinary Shares outstanding as of October 13, 2023 (as reported in the Issuer’s Registration Statement on Form F-3 filed on October 20, 2023) and (ii) 1,895,736,000 Ordinary Shares issued in the December 2023 PIPE (as reported in the Issuer’s Current Report on Form 8-K filed on January 2, 2023).

(b)

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Ray Prudo, M.D.	2,636,271,200	3,484,957,900	2,636,271,200	3,484,957,900
RPC Pharma Limited	0	809,977,100	0	809,977,100
Praxis	0	38,709,600	0	38,709,600

(c) On December 29, 2023, Dr. Prudo purchased 473,934 ADSs (representing 947,868,000 Ordinary Shares) in the December 2023 PIPE described above. None of the Reporting Persons has effected any other transactions in Ordinary Shares during the 60 days prior to the filing of this Amendment No. 7.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of any Ordinary Shares.

(e) Not applicable.

Signatures

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2024	By:	/s/ Ray Prudo
RAY PRUDO, M.D.

Dated: January 4, 2024	RPC PHARMA LIMITED

	By:	/s/ Ray Prudo
Name: Ray Prudo, M.D.
Title: Authorized Person
Dated: January 4, 2024	Praxis Trustees Limited As trustee of The Sonic Healthcare Holding Company

	By:	/s/ Jodie Travers
Name: Jodie Travers
Title: Director for and on behalf of Praxis Trustees Limited

	By:	/s/ Tom Zierer
Name: Tom Zierer
Title: Director for and on behalf of Praxis Trustees Limited